UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

EXICURE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M200

(CUSIP Number)

Kyungwon Oh

Chief Executive Officer

CBI USA, Inc. and DGP Co., Ltd.

c/o Baker & Hostetler LLP

One North Wacker Drive, Suite 4500

Chicago, IL 60606-2841

Attention: Jonathan Park

(312) 416-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30205M200

1.	Names of Reporting Persons CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 818,299
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 818,299
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 818,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%(1)
14.	Type of Reporting Person CO

(1)	Percentage ownership based on 8,366,715 shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2023.

CUSIP No. 30205M200

1.	Names of Reporting Persons DGP Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,400,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,400,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 40.6%(1)
14.	Type of Reporting Person CO

(1)	Percentage ownership based on 8,366,715 shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2023.

SCHEDULE 13D

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed with the SEC on October 31, 2022 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on December 5, 2022 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on December 19, 2022 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on January 23, 2023 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 13, 2023 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on March 3, 2023 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on May 1, 2023 (“Amendment No. 7”), and Amendment No. 8 thereto filed with the SEC on May 17, 2023 (“Amendment No. 8”) the “Schedule 13D”) by CBI USA, Inc. with respect to the Common Stock, par value $0.0001 per share, of Exicure, Inc. (“Exicure” or the “Company”).

This Amendment No. 9 is being filed jointly by CBI USA, Inc. (“CBI USA”) and DGP Co., Ltd. (“DGP”) as a result of the transactions described herein and amends Items 2, 3, 4, 5, 6 and 7 to the extent set forth below. In this Amendment No. 9, CBI USA and DGP are each a “Reporting Person” and, collectively, the “Reporting Persons.” In the Initial Schedule 13D and all prior amendments, “Reporting Person” refers to CBI USA. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety to read as follows:

This Schedule 13D is being filed jointly by CBI USA, a Delaware corporation, and DGP, a Republic of Korea listed company.

The address of CBI USA is c/o Baker & Hostetler LLP, One North Wacker Drive, Suite 4500, Chicago, IL 60606-2841. The principal business of CBI USA is investing in dynamic businesses initially in the life sciences.

CBI USA is a subsidiary of CBI Co. Ltd., a Republic of Korea listed company (“CBI Co”). The address of CBI Co is 208, namdong-daero, namdong-gu, Incheon, Republic of Korea (21643). The principal business of the CBI Co is a manufacturer of automotive engine and mission parts.

The address of DGP is 23, Geurintekeu-ro, Yeonggwang-eup, Yeonggwang-gun, Jeollanam-do, Republic of Korea (57024). The principal business of DGP is producing and selling electricity using wind and solar power among new and renewable energies.

The name, business address, principal occupation and citizenship of (1) each executive officer and director of each of the Reporting Persons and (2) each executive officer and director of CBI Co are set forth on Schedule 1 hereto.

CBI USA and DGP are affiliates through CBI Co. CBI Co and DGP have overlapping board members and substantial overlap in executive management, including the Chief Executive Officer of DGP is also the Chief Executive Officer of CBI USA and CBI Co. In addition, CBI Co is a significant investor in DGP. As a result of these relationships and the intention that they will act together their investment in the Company, the Reporting Persons are a group for purposes of Section 13(d) under the Securities Exchange Act of 1934. The Reporting Persons have entered into a joint filing agreement, dated as of June 23, 2023, a copy of which is attached hereto as an Exhibit.

(d) During the last five years, none of the Reporting Persons nor other person identified in this Item 2 has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons nor other person identified in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

Item 3 is amended and restated in its entirety as follows:

CBI USA funded the acquisition pursuant to the Securities Purchase Agreement through a loan from DGP in the form of an exchangeable bond, dated February 22, 2023, in the principal amount of $5.44 million (the “Note”). The Note had a two-year term, a 0% coupon and yield to maturity of 5% per annum. On June 23, 2023, DGP exercised its the option to exchange the note for 3,400,000 shares of Common Stock. Prior to DGP making the loan to CBI USA, CBI Co purchased approximately $7.6 million in DGP capital stock. CBI Co used its working capital and a bank loan to make this purchase.

Item 4. Purpose of the Transaction

Item 4 is supplemented as follows:

The information set forth above under Item 2 is incorporated by reference into this Item 4. All information set forth in this Item 4 jointly applies to the purpose and plans of the Reporting Persons as a group.

The Reporting Persons expect to exercise the board designation rights pursuant to the Securities Purchase Agreement, as confirmed and clarified by the letter agreement, dated October 31, 2022, collectively as a group. The Reporting Persons also expect to continue to explore and pursue additional board representation and any additional actions they consider necessary or appropriate to ensure that their interests as substantial stockholders, as well as the interests of all stockholders of the Company, are adequately represented by the board and that the board is not beholden to or being influenced by outside interests that are not aligned with the interests of the Company’s stockholders.

The Reporting Persons are not currently pursuing the previously disclosed MOU, dated April 27, 2023, at this point in time, although they may pursue similar transactions in the future.

Beyond the foregoing, the Reporting Persons will review their investments in the Company on a continuing basis and may in the future determine (1) to acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Company owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the actions of the Company’s board and whether the Reporting Persons believe it is acting in the best interests of the Company’s stockholders; the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Company and the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

On September 26, 2022, CBI USA agreed to purchase 3,400,000 additional shares of Common Stock at a purchase price of $1.60 per share, or an aggregate of $5,440,000 from the Company pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”). The closing of the purchase pursuant to the Securities Purchase Agreement occurred on February 24, 2023. As a result, CBI USA beneficially owned 4,218,299 shares of Common Stock representing 50.4% of the then-outstanding shares of Common Stock.

On June 23, 2023, DGP exercised its option to exchange the Note for 3,400,000 shares of Common Stock, and CBI USA transferred all rights and title to 3,400,000 shares of Common Stock to DGP pursuant to the terms of the Note. As a result, as of June 23, 2023, CBI USA beneficially owns (with sole voting and dispositive power) 818,299 shares of Common Stock representing 9.8% of the outstanding shares of Common Stock, and DGP beneficially owns (with sole voting and dispositive power) 3,400,000 shares of Common Stock representing 40.6% of the outstanding shares of Common Stock. The Reporting Persons as a group beneficially own 50.4% of the outstanding shares of Common Stock as of such date. The percentage ownerships are based on 8,366,715 shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2023.

Kyungwon Oh, the Chief Executive Officer of the Reporting Persons, may be deemed to have voting and investment control over the shares of Common Stock beneficially owned by the Reporting Persons. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company beneficially owned by the Reporting Persons as described in this Item 5.

None of the persons identified in Item 2 above is the beneficial owner of any other shares of Common Stock.

Except as set forth above with respect to the exchange of the Note, neither of the Reporting Persons nor other person identified in Item 2 above has effected any transactions in the Company’s Common Stock in the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

On June 23, 2023, in connection with DGP’s exercise of the option to exchange the Note, the Reporting Persons entered into an assignment of rights agreement (the “Assignment of Rights”), a copy of which is attached hereto as an Exhibit, pursuant to which CBI USA assigned all of its rights and obligations under the Securities Purchase Agreement and the Registration Rights Agreement to DGP.

Item 7. Material to be Filed as Exhibits.

Item 7 is supplemented by adding the following exhibits:

Exhibit No.	Name

1.	Joint Filing Agreement of the Reporting Persons

2.	Assignment of Rights Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 26, 2023

CBI USA, INC.

By:	/s/ Kyungwon Oh
Name: Kyungwon Oh
Title: Chief Executive Officer

DGP Co., Ltd.

By:	/s/ Kyungwon Oh
Name: Kyungwon Oh
Title: Chief Executive Officer

Schedule I of the Schedule 13D is hereby amended and restated in its entirety as follows:

SCHEDULE 1

(1)

The following table sets forth the name, principal occupation and citizenship for each executive officer and member of the board of directors of CBI USA. The business address of each listed person is c/o Baker & Hostetler LLP, One North Wacker Drive, Suite 4500, Chicago, IL 60606-2841.

Name	Principal Occupation	Citizenship

Kyungwon Oh	CEO & Director	Republic of Korea

Hojoon Lee	Director	Republic of Korea

Jiyoung Hwang	Director	Republic of Korea

The following table sets forth the name, principal occupation and citizenship for each executive officer and member of the board of directors of DGP. The business address of each listed person is 23, Geurintekeu-ro, Yeonggwang-eup, Yeonggwang-gun, Jeollanam-do, Republic of Korea (57024).

Name	Principal Occupation	Citizenship

Kyungwon Oh	CEO & Executive director	Republic of Korea

Hojoon Lee	President & Executive director	Republic of Korea

Sangok Ham	Vice President & Executive director	Republic of Korea

Yuk Jang	Executive director	Republic of Korea

Bongdoo Seong	Executive director	Republic of Korea

Jeongseon Koo	Vice President & Executive director	Republic of Korea

Dongyeong Han	Independent director	Republic of Korea

Hai Nham Hwang	Independent director	Republic of Korea

Cheolhyeon Ahn	Independent director	Republic of Korea

Seongsu Lee	Auditor General	Republic of Korea

(2)

The following table sets forth the name, principal occupation and citizenship for each executive officer and member of the board of directors of CBI Co. The business address of each listed person is 208, namdong-daero, namdong-gu, Incheon, Republic of Korea (21643).

Name	Principal Occupation	Citizenship

Kyungwon Oh	CEO & Executive director	Republic of Korea

Hojoon Lee	President & Executive director	Republic of Korea

Bongdoo Seong	Vice President & Executive director	Republic of Korea

Yuk Jang	CFO & Executive director	Republic of Korea

Jiyoung Hwang	Executive director	Republic of Korea

Taehoon Kim	Executive director	Republic of Korea

Hyukkeon Kwon	Executive director	Republic of Korea

Heejun Kang	Executive director	Republic of Korea

Youngkwon Park	Executive director	Republic of Korea

Heontae Han	Executive director	Republic of Korea

Jaehyung Cho	Independent director	Republic of Korea

Jeongmin Jang	Executive director	Republic of Korea

Jeongman Kim	Executive director	Republic of Korea

Dongyeop Lee	Auditor General	Republic of Korea